Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

Essilor and Delfin to create a global integrated player
in the eyewear industry with the combination
of Essilor and Luxottica

  Combination of two major and complementary global players in the eyewear industry to answer the growing needs in visual health and the appetite for premium branded products
  By bringing together Essilor and Luxottica, the new group would be in an outstanding position to propose a comprehensive offering combining a strong brand portfolio, global distribution capabilities and complementary expertise in ophthalmic lenses, prescription frames and sunglasses
  The new entity, with combined revenue in excess of €15 billion, more than 140,000 employees and sales in over 150 countries, would represent a growth platform ideally positioned to seize future opportunities
  Expected to generate significant synergies
  Delfin irrevocably commits to contribute its shares in Luxottica to Essilor based on an exchange ratio of 0.461 Essilor share for 1 Luxottica share

On this occasion, Hubert Sagnières, Chairman and CEO of Essilor stated: “Our project has one simple motivation: to better respond to the needs of an immense global population in vision correction and vision protection by bringing together two great companies, one dedicated to lenses and the other to frames.

With extraordinary success, Luxottica has built prestigious brands, backed by an industry state-of-the-art supply chain and distribution network. Essilor brings 168 years of innovation and industrial excellence in the design, manufacturing and distribution of ophthalmic and sun lenses. By joining forces today, these two international players can now accelerate their global expansion to the benefit of customers, employees and shareholders as well as the industry as a whole.”

Leonardo Del Vecchio, Chairman of Delfin and Executive Chairman of Luxottica Group added: “With this agreement my dream to create a major global player in the eyewear industry, fully integrated and excellent in all its parts, comes finally true. It was some time now that we knew that this was the right solution but only today are there the right conditions to make it possible. The marriage between two key companies in their sectors will bring great benefits to the market, for employees and mainly for all our consumers. Finally, after

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fifty years, two products which are naturally complementary, namely frames and lenses, will be designed, manufactured and distributed under the same roof".

January 16, 2017 – 6.45 a.m CET – Essilor and Delfin today announce the signing of an agreement designed to create an integrated player dedicated to visual health and superior consumer experience through a combination of Essilor [Euronext Paris: EI] and Luxottica Group [MTA: LUX; NYSE: LUX].

Together, Essilor and Luxottica will be in a stronger position to address the vision needs of the 7.2 billion people in the world out of which 2.5 billion people still suffer from uncorrected vision problems.

This transaction would allow the combined group to better seize growth opportunities resulting from strong demand in the eyewear market, driven by the increasing need for corrective and protective eyewear and the appetite for strong brands.

The combination would create a key player, operating across all segments of the eyewear industry. The new entity would leverage state-of-the-art production capabilities and widespread distribution networks to better serve clients and deliver value to all stakeholders.

Together, Luxottica and Essilor would have more than 140,000 employees and sales in more than 150 countries. Based on the companies’ 2015 results, the new company would have posted combined net revenues of more than €15 billion and combined net EBITDA of approximately €3.5 billion.

The two groups share common values: their mission is to improve vision across the world with innovation as a growth driver, operational excellence, an entrepreneurial spirit and an international mindset.

Based on a preliminary analysis, the combined group is expected to progressively generate revenue and cost synergies ranging from €400 million to €600 million in the medium term and accelerating over the long term.

It will also benefit from a robust balance sheet and strong cash flow generation, giving it the financial flexibility to invest in its future growth both externally and internally.

Since its creation in 1961, Luxottica has built an outstanding portfolio of proprietary eyewear brands, including Ray-Ban® and Oakley®, and prestigious licensed brands, loved by consumers everywhere. Luxottica operates a well-developed retail and wholesale network in both developed and emerging markets, along with innovative e-commerce platforms, engaging a new generation of digital consumers. State-of-the-art manufacturing footprint makes up the backbone of the company, where the most advanced R&D, equipment, materials and processes are used to make frames that are excellent in quality and style.

Essilor succeeded in bringing innovative solutions to ophthalmic lenses and creating internationally-recognized brands (Varilux®, Crizal®, Transitions®) offering tailored correction solutions for all of its consumers’ needs. Leveraging its cutting-edge methods, Essilor also developed new approaches in the sunwear segment and online retail.

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Transaction Terms

The transaction would entail a strategic combination of Essilor’s and Luxottica’s businesses consisting of (i) Delfin contributing its entire stake in Luxottica (approx. 62%) to Essilor in return for newly-issued Essilor shares to be approved by the Essilor shareholders meeting, on the basis of the Exchange Ratio of 0.461 Essilor shares for 1 Luxottica share, and (ii) Essilor subsequently making a mandatory public exchange offer, in accordance with the provisions of Italian Law, to acquire all of the remaining issued and outstanding shares of Luxottica pursuant to the same Exchange Ratio and with a view to delist Luxottica’s shares.

Essilor would become a holding company with the new name “EssilorLuxottica” via a hive-down of all of its operating activities into a wholly-owned Company, to be called Essilor International, and the contribution by Delfin of its Luxottica shares.

Following the transaction, Delfin would own between 31% and 38%[1] of the shares of EssilorLuxottica and would be its largest shareholder. The voting rights of any shareholder of EssilorLuxottica would be capped at 31% and there would no longer be double voting rights for the shares.

The transaction is subject to Essilor’s Works Councils’ information and consultation procedure according to French law.

The Board of Directors of Essilor held on January 15, 2017 unanimously approved the agreement with Delfin, which it considered to be in line with the best interests of shareholders, employees and other stakeholders, and decided to initiate the information and consultation of its works councils on the basis of such proposed transactions.

The Board of Directors of Luxottica, held on the same day, unanimously acknowledged that the transaction is in the best interest of Luxottica and shared the strategic rationale of the business combination.

Leadership, governance and structure of the new entity

Luxottica’s Executive Chairman, Leonardo Del Vecchio, would serve as Executive Chairman and CEO of EssilorLuxottica. Essilor Chairman and CEO, Hubert Sagnières, would serve as Executive Vice-Chairman and Deputy CEO of EssilorLuxottica with equal powers as the Chairman and CEO. Leonardo Del Vecchio and Hubert Sagnières would also keep their positions of Executive Chairman of Luxottica and Chairman and CEO of Essilor International, respectively.

The EssilorLuxottica Board of Directors would consist of sixteen members:

▪	Eight members nominated by Essilor, comprising Hubert Sagnières, two employee representatives, one Valoptec representative and four independent members
▪	Eight members nominated by Delfin, comprising Leonardo Del Vecchio, three Delfin representatives and four independent members

____________________________

[1] Depending on the acceptance rate of the exchange offer. 31% assumes 100% acceptance rate of the exchange offer.

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Essilor International, after completing the hive-down noted above, and Luxottica would maintain their respective Board of Directors.

An integration committee would be implemented to ensure smooth and successful integration of the two companies.

Next steps

▪	Launch of Essilor’s Works Council’s information/consultation process
▪	Satisfaction of the conditions to the transaction closing, including:

o    AMF's decision to waive Delfin's obligation to file a mandatory tender offer for Essilor’s shares

o    Approval of the transaction by Essilor shareholders convened for a general meeting, and by holders of double voting rights convened for a special meeting

o    Clearance from relevant anti-trust authorities

▪	Closing expected in H2 2017, subject to satisfaction of all conditions, to be followed by EssilorLuxottica’s mandatory exchange offer for all remaining issued and outstanding Luxottica shares.

List of advisors

▪	Financial advisors: Citigroup Global Markets Limited and Rothschild & Co for Essilor, Mediobanca for Delfin
▪	Legal advisors: Cleary Gottlieb Steen & Hamilton for Essilor, BonelliErede and Bredin Prat for Delfin

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An investor & analyst conference call in English will be held today at 8:45 a.m. CET.

Please dial-in at the following numbers: +33 (0)1 76 77 22 57 or +44 (0)330 336 9411 (access code: 6153751)

The slides of the presentation will be available live by clicking on the following link:

http://hosting.3sens.com/Essilor/20170115-CAD86037/en/startup.php

About Essilor

The world's leading ophthalmic optics company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its mission is to improve lives by improving sight. To support this mission, Essilor allocates more than €200 million to research and innovation every year, in a commitment to continuously bring new, more effective products to market. Its flagship brands are Varilux®, Crizal®, Transitions®, Eyezen™, Xperio®, Foster Grant®, Bolon™ and Costa®. It also develops and markets equipment, instruments and services for eyecare professionals.

Essilor reported consolidated revenue of more than €6.7 billion in 2015 and employs 61,000 people worldwide. It markets its products in more than 100 countries and has 32 plants, 490 prescription laboratories and edging facilities, as well as five research and development centers around the world. For more information, please visit www.essilor.com.

The Essilor share trades on the Euronext Paris market and is included in the Euro Stoxx 50 and CAC 40 indices.

Codes and symbols: ISIN: FR0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

About Delfin

Delfin Sarl is the Luxembourg based holding company of the Del Vecchio Family. Delfin Sarl was founded in 2006 from the previous Italy based holding Delfin Srl. Delfin main investments are in Luxottica Group SpA, Fonciere Des Regiones SA, Assicurazioni Generali SpA and Unicredit Spa.

About Luxottica Group

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 7,800 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and more than 80,000 employees. Additional information on the Group is available at www.luxottica.com.

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CONTACTS

Essilor

Investor Relations

Véronique Gillet

Tel.: +33 (0)1 49 77 42 16

Corporate Communications

Lucia Dumas

Tel.: +33 (0)1 49 77 45 02

Brunswick

Olivier Jay

Tel.: +33 (0)6 29 45 34 37

Hugues Boëton

Tel.: +33 (0)6 79 99 27 15

Lidia Fornasiero (Milan)

Tel.: +39 02 9288 6200

Mobile: +39 335 607 8082

Luxottica Group Investor Relations & Corporate Communications Alessandra Senici Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@luxottica.com

Forward Looking Statements

This press release includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or

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implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marchés financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This press release does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus and well as other documents filed with the authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. Those documents, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 / invest@essilor.com.

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